December 16, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Mr. Ameen Hamady Mr. Isaac Esquivel

Re:	Rose Hill Acquisition Corporation Form 10-K for the fiscal year ended December 31, 2021 Filed on March 31, 2022 File No. 001-40900

Dear Messrs. Hamady and Esquivel:

Rose Hill Acquisition Corporation (the “Company”) hereby responds to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 14, 2022 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the fiscal year ended December 31, 2021

General

1.
We note your response to comment 1 and that approximately 25% of Sponsor’s equity interests are owned by non-U.S. persons. Please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and confirms that in its future filings it will include disclosure that addresses how the fact that Rose Hill Sponsor LLC (the “Sponsor”) could be controlled by a non-U.S. person or have substantial ties with a non-U.S. person in the future could impact the Company’s ability to complete an initial business combination, including the risk to investors that (i) the Company may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited, (ii) the pool of potential targets with which the Company could complete an initial business combination may be limited, (iii) the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent the Company from completing an initial business combination and require the Company to liquidate and (iv) if the Company were to liquidate as a result of the foregoing, investors would experience losses, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Specifically, the Company will include a risk factor (substantially in the form below) in its relevant future filings describing the risk to investors that the Company’s ability to complete an initial business combination may be negatively impacted if there is a change in Sponsor’s ownership, business or operations such that it is, is controlled by, or has substantial ties with a non-U.S. person.

In addition to the additional risk factor, the Company will include the same or similar disclosure where relevant and appropriate in future filings, including in the description of the Company’s business, purpose or investment objectives.

“If we were considered to be a “foreign person,” we might not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations or review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”).

Acquisitions and investments by non-U.S. persons in certain U.S. businesses may be subject to rules or regulations that limit foreign ownership. CFIUS is an interagency committee authorized to review certain transactions involving investments by foreign persons in U.S. businesses that have a nexus to critical technologies, critical infrastructure and/or sensitive personal data in order to determine the effect of such transactions on the national security of the United States. Were we or our Sponsor considered to be a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions, CFIUS review and/or mandatory filings. For example, CFIUS could decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance.

If our initial business combination falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate our initial business combination or we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing our initial business combination. These potential limitations and risks may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other SPACs which do not have similar foreign ownership issues. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy, which could delay our ability to close our initial business combination within the requisite time period, which means we may be required to liquidate.

If we liquidate, our public shareholders may only receive their pro rata share of amounts held in the Trust Account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.”

We hope that this response adequately address the Staff’s concerns. If you have any further comments or concerns, please feel free to contact our counsel, Flora R. Perez, at perezf@gtlaw.com or by telephone at (954) 768-8210.

Very truly yours,
/s/ Albert Hill IV
Albert Hill IV Co-Chief Financial Officer